Exhibit 99.1

News Release

Equinox Gold and Orla Mining Combine to Create North America's New Senior Gold Producer: Built to Grow, Built to Last

Combined company expected to produce 1.1 million ounces of gold annually with a clear path to more than 1.9 million ounces of gold from North American growth assets

VANCOUVER, BC, May 13, 2026 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox") and Orla Mining Ltd. (TSX: OLA) (NYSE American: ORLA) ("Orla", and together with Equinox, the "Companies") are pleased to announce that the Companies have entered into a definitive arrangement agreement (the "Agreement") for an at-market combination to create a new North American senior gold producer with approximately 1.1 million ounces[i] of expected annual gold production and an $18.5 billion implied market capitalization. The combined company will be anchored by three long-life Canadian gold mines, with a clear path to more than 1.9 million ounces[ii] of annual gold production from an internally funded North American growth pipeline. Pursuant to the Agreement, Equinox will acquire all of the issued and outstanding common shares of Orla pursuant to a court-approved plan of arrangement (the "Transaction"). The combined company will continue under the name "Equinox Gold Corp." ("Equinox Gold"). All dollar amounts are in United States dollars unless otherwise indicated.

Equinox and Orla will host a conference call and webcast to discuss the Transaction commencing at 8:30 am Eastern Time on May 13, 2026. Details are provided at the end of this news release.

Under the terms of the Agreement, Orla shareholders will receive 1.00 Equinox common share (the "Exchange Ratio") and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to the effective time of the Transaction (the "Effective Time"). Upon completion of the Transaction, existing Equinox shareholders and former Orla shareholders will own approximately 67% and 33% of the outstanding common shares of the combined company, respectively, on a fully diluted in-the-money basis.

Strategic Rationale of the Transaction

The combination of Equinox and Orla creates:

  North America's new senior gold producer: 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves[iii]
  Peer leading, growth profile to more than 1.9 million ounces annually: Clear path to more than 800,000 ouncesii of near-term gold production growth from the Valentine phase 2 expansion in Canada, South Railroad and Castle Mountain in the U.S., and Los Filos and Camino Rojo underground in Mexico
  Second largest producer of Canadian gold: Equinox's Greenstone mine ("Greenstone") in Ontario, its Valentine mine ("Valentine") in Newfoundland & Labrador, and Orla's Musselwhite mine ("Musselwhite") in Ontario, are expected to collectively produce 685,000 ounces of gold in 2026i, with significant potential for production growth and mine life extension from expansion and exploration upside
  Substantial free cash flow generation and robust financial position: Combined free cash flow[iv] profile of approximately $1.4 billion in 2026 based on current analyst consensus estimates; combined entity expected to have $1.4 billion of total available liquidityiv to drive growth and continued shareholder returns
  Industry leading value creation team of mine builders and operators: A proven track record of shareholder value creation led by Chuck Jeannes, Darren Hall, and Jason Simpson, with ongoing support from Ross Beaty, Pierre Lassonde, and Prem Watsa and certain affiliates of Fairfax Financial Holdings Limited
  Balanced portfolio offers scale and optionality: Six producing assets and four growth projects across four countries (Canada, U.S., Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality
  Significant re-rate potential based on peers' valuation: Combined company offers greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and superior free cash flow, providing significant re-rating potential

Darren Hall, Chief Executive Officer of Equinox, stated: "Today is an incredibly exciting day for both Equinox and Orla shareholders as we announce a business combination that creates a senior North American gold producer with increased scale, high-quality long-life assets, and one of the strongest organic growth pipelines in the sector. The combined company will produce 1.1 million ounces of gold in 2026 from a North American portfolio and enables a funded, tier-1 platform with the capacity to deliver a 70% growth trajectory to 1.9 million ounces, all while maintaining jurisdictional simplicity. By combining our operating teams, financial strength, and complementary asset bases, we are creating a differentiated North American gold producer with the scale, growth profile, and asset quality to drive a meaningful re-rate and deliver long-term value for shareholders."

Jason Simpson, President and Chief Executive Officer of Orla, stated: "Orla was built on a simple idea: Acquire the right assets, develop them with discipline, and operate them well. That philosophy fits naturally with what Equinox has built -- two companies with complementary assets, shared values, and a track record of continued execution and delivering on operational results. Together, we have the production base, the balance sheet, and the team to compete at a level otherwise unattainable by either company on its own – combined, this is a truly special company. The Canadian cornerstone assets provide the foundation that very few gold producers can match, and I am proud of what both teams have built to get here. With continued operational focus, we will have substantial financial flexibility to fund our peer-leading growth and continue to return capital to shareholders."

Transaction Overview
The Transaction combines two North America-focused gold producers, creating a highly complementary portfolio of operating mines in four countries anchored by three high-quality, long-life, low-cost Canadian gold mines. In 2026, Equinox's Greenstone and Valentine mines are expected to produce 450,000 ouncesi of gold, with Orla's Musselwhite mine in Ontario expected to contribute another 235,000 ouncesi of production. At nearly 700,000 ounces of expected annual gold production from Canada, the combined company will be the second largest producer of Canadian gold.

This cornerstone Canadian production is supported by 75,000 ounces of expected gold production from the U.S., 115,000 ounces from Mexico and 225,000 ounces of gold from Nicaragua, immediately establishing a senior gold producer with 1.1 million ouncesi of expected gold production in 2026.

In addition, the combined company has a clear near-term path to increase annual production by more than 800,000 ounces of gold from a pipeline of advanced expansion and development projects in the U.S. (350,000 ounces[v]) and Mexico (495,000 ounces[vi]) with this organic growth expected to be funded from operating cash flow and available liquidity. Importantly, all growth projects have established Mineral Reserves. Combined, Equinox Gold will have 22.7 million ounces of Proven & Probable Mineral Reserves, 25.1 million ounces of Measured & Indicated Mineral Resources, exclusive of Mineral Reserves, and 13.0 million ounces of Inferred Mineral Resourcesiii.

Equinox Gold will benefit from the expertise and successful track record of well-respected industry leaders, led by Chuck Jeannes as Chair of the board of directors, Darren Hall as CEO, and Jason Simpson as President, with continued support from Ross Beaty as Chair Emeritus.

Benefits to Shareholders

Combining Equinox and Orla unlocks benefits for both sets of shareholders that would be unavailable on a standalone basis, including:

  100% ownership of three cornerstone Canadian mines, creating the second-largest producer of Canadian gold
  Creation of a new North American senior gold producer with expected 2026 production of 1.1 million ounces of goldi and an estimated $3.4 billion and $1.4 billion in EBITDA (earnings before interest, taxes, depreciation and amortization)iv and free cash flowiv, respectively, based on current analyst consensus estimates
  Clear path to more than 800,000 ouncesii of annual gold production growth from North American assets
  Combined entity will be exceptionally positioned to unlock value from its pipeline of growth assets, driven by enhanced financial capacity, greater operating scale and increased flexibility to sequence capital across the portfolio
  Enhanced ability to return significant capital to shareholders
  Strengthened leadership team with key additions to both the board of directors and management team, all with strong track records of operational excellence
  Enhanced capital markets profile with greater scale and liquidity for investors
  Improved efficiencies with the combination of two robust complementary operating platforms focused in Canada and the U.S.

Leadership and Governance
Upon closing of the Transaction, the combined company will be led by executives and directors from both Equinox and Orla. Equinox's current Chief Executive Officer, Darren Hall, will remain as Chief Executive Officer, while Orla's current President and Chief Executive Officer, Jason Simpson, will join Equinox Gold's leadership team as President.

The board of directors of the combined company will consist of eleven directors, with Chuck Jeannes as Chair, along with six directors from Equinox and an additional four directors from Orla.

Ross Beaty, Chair of Equinox, stated: "Great companies are built on strong foundations and strong teams. The combination of Equinox and Orla strengthens our foundation of Canadian production, expands our portfolio of operating gold mines in North America, and combines two excellent operating teams to create a gold mining powerhouse. With improved scale, asset quality, and financial strength, Equinox Gold will be well positioned to deliver long-term value to its shareholders. I'm very excited about our future as an even better gold mining company. While I'll be stepping down as Chair, I will become a Special Advisor to the board, entitled to attend board meetings as a non-voting advisor to contribute as much as I can to the future of this great company."

Chuck Jeannes, Chair of Orla, stated: "The best transactions are the ones in which the strategic logic is undeniable and both sets of shareholders come out stronger. This is precisely that kind of transaction. Equinox brings the scale and the platform that complements Orla's portfolio, and Orla brings the assets and operational capability that make Equinox genuinely better. The Orla board reviewed the Transaction carefully and are unanimously supportive. We are confident this is the right outcome for our shareholders."

Transaction Details and Approximate Timeline
Under the terms of the Agreement, Orla shareholders will receive 1.00 Equinox common share and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to the Effective Time. Orla's outstanding convertible securities will be treated in accordance with the terms of the Agreement.

The Transaction will be effected pursuant to a court approved plan of arrangement under the Canada Business Corporations Act. The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Orla at a special meeting of Orla shareholders expected to be held in July 2026.

The issuance of Equinox common shares pursuant to the Transaction is subject to approval by the shareholders of Equinox by a simple majority of the votes cast at a special meeting of Equinox shareholders expected to be held in July 2026.

Officers and directors of Orla, Pierre Lassonde, and certain affiliates of Fairfax Financial Holdings Limited, who collectively hold approximately 20% of the outstanding Orla common shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Orla common shares in favour of the Transaction, including any Orla common shares acquired prior to the record date on exercise of convertible securities or in the market. If Pierre Lassonde and certain affiliates of Fairfax Financial Holdings Limited exercise their convertible notes, they will hold approximately 9.3% and 15.6%, respectively, on a partially diluted basis, and those shares, if issued on or before the record date, would be required to be voted at the Orla shareholder meeting in favour of the Transaction. Officers and directors of Equinox who hold approximately 4% of the outstanding Equinox common shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Equinox common shares in favour of the Transaction, including any Equinox common shares acquired prior to the record date on exercise of convertible securities or in the market.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including both Canadian and Mexican competition authorization, approval of the listing of the Equinox common shares to be issued under the Transaction on the Toronto Stock Exchange and the NYSE American Exchange, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Transaction is expected to close in Q3 2026. The Agreement includes customary deal protections, including non-solicitation covenants, the right to match any superior proposals, and reciprocal fiduciary-out provisions. Additionally, break fees in the amount of $475 million and $250 million are payable by Equinox and Orla, respectively, in certain circumstances. In addition, reciprocal expense reimbursement fees are also payable, in certain circumstances.

Full details of the Transaction will be included in the respective management information circulars of Equinox and Orla, expected to be mailed to shareholders in June 2026.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors' and Special Committee Recommendations
The board of directors of each of the Companies, after receiving outside legal and financial advice, have each unanimously approved the Transaction and recommend that their respective shareholders vote in favour of the Transaction. Orla's board of directors appointed a special committee comprised solely of independent directors of Orla (the "Orla Special Committee") to consider and make a recommendation to the Orla board of directors in respect to the Transaction. The Orla Special Committee, after receiving outside legal and financial advice, unanimously recommended that Orla's board of directors approve the Transaction.

BMO Capital Markets and CIBC World Markets Inc. have each provided a fairness opinion to the board of directors of Equinox stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox.

Scotiabank and Fort Capital have provided fairness opinions to the Orla Special Committee stating that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Orla.

Advisors and Counsel
BMO Capital Markets is acting as financial advisor to Equinox. Blake, Cassels & Graydon LLP is acting as Canadian legal advisor to Equinox. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as U.S. legal advisor to Equinox.

Trinity Advisors Corporation is acting as financial advisor to Orla. Scotiabank is acting as financial advisor to the Orla Special Committee. Scotiabank and Fort Capital have provided fixed fee fairness opinions to the Orla Special Committee. Cassels Brock & Blackwell LLP is acting as Canadian legal advisor to Orla. Crowell & Moring LLP is acting as U.S. legal advisor to Orla. Fasken Martineau DuMoulin LLP is acting as Canadian legal advisor to the Orla Special Committee.

Conference Call and Webcast
Equinox and Orla will hold a joint conference call and webcast on May 13, 2026 at 8:30 am ET to discuss the Transaction.

Toll-free Canada/U.S.: 1-833-752-3366
International: +1-647-846-2813
Login to the webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=KqhsPRKx

The webcast will be archived on both the Equinox and Orla websites until the Transaction closes.

About Equinox
Equinox is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, Equinox is focused on disciplined execution, operational excellence and long-term value creation. Equinox offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

About Orla
Orla's corporate strategy is to acquire, develop, and operate mineral properties where Orla's expertise can substantially increase stakeholder value. Orla has three material projects, consisting of two operating mines and one development project, all 100% owned by Orla: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine, (2) Musselwhite, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Learn more at www.orlamining.com or contact info@orlamining.com.

Equinox Contact
Ryan King, EVP Capital Markets
T: +1 778-998-3700
T: +1 604-260-0516
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Orla Contact
Andrew Bradbury, VP Investor Relations & Corporate Development
T: +1 604-564-1852
E: investor@orlamining.com

______________________________
[i] Mid-point of Equinox's and Orla's 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.
ii Internal funded growth includes completion of the Valentine phase 2 expansion and with Castle Mountain, Los Filos, South Railroad and Camino Rojo underground in production and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).
iii See Technical Information, Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves, and Forward-looking Statements.
iv Free cash flow, liquidity and EBITDA are non-IFRS measures, which are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believe that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their operating performance, ability to generate free cash flow from current operations and their overall value. See Non-IFRS Measures.
[v] Approximately 130,000 ounces from South Railroad (first five-year average annual production based on February 2026 technical study for the South Railroad Gold Project) and 220,000 ounces from Castle Mountain (LOM average based on the 2021 feasibility study).
vi Approximately 280,000 ounces from Los Filos (LOM average production potential with construction of a CIL plant and development of Bermejal underground mine based on 2022 feasibility study) and Camino Rojo underground (first 10-year average annual production based on February 2026 technical study).

Technical Information

Equinox Mineral Reserve & Mineral Resource Estimates

Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Mineral Reserves
Proven	147,690	0.82	3,893
Probable	551,654	0.85	15,091
Total Proven & Probable	699,244	0.84	18,985
Mineral Resources
Measured	91,938	1.23	3,626
Indicated	563,962	0.85	15,428
Total Measured & Indicated	655,900	0.90	19,054
Inferred	356,406	0.97	11,101

Notes:
Measured & Indicated Mineral Resources are exclusive of Mineral Reserves.
See Equinox's Annual Information Form dated March 30, 2026, which is available on SEDAR+, on EDGAR and on Equinox's website, for more information.

Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox and a qualified person ("QP") under National Instrument 43-101 ("NI 43-101") is the QP for the scientific and technical information contained in this news release regarding Equinox's properties and Equinox's Mineral Reserve and Mineral Resource estimates.

Orla Mineral Reserve & Mineral Resource Estimates

	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Mineral Reserves
Proven	17,760	2.12	1,210
Probable	89,291	0.88	2,518
Total Proven & Probable	107,051	1.08	3,728
Mineral Resources
Measured	5,678	1.94	354
Indicated	99,783	1.76	5,645
Total Measured & Indicated	105,461	1.77	5,999
Inferred	65,619	0.92	1,938

Notes:
Measured & Indicated Mineral Resources are exclusive of Mineral Reserves.
See Orla's Annual Information Form dated March 19, 2026, which is available on SEDAR+, on EDGAR and on Orla's website, for more information.

The scientific and technical information in this news release with respect to Orla's properties and Orla's Mineral Reserve and Mineral Resource estimates was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of Orla, who is a QP as defined under NI 43-101 standards.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding each of Equinox's and Orla's mineral properties included in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Forward-looking Statements

This news release includes certain statements and information that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation and may include future-oriented financial information (collectively "forward-looking statements"), including statements regarding the intent of the Companies, or the beliefs or current expectations of the officers and directors of the Companies for Equinox Gold post closing of the Transaction. When used in this news release, words such as "will", "expect", "potential", "path", "objective", "becoming", "subject to", "expected", "to be", "look forward", "intends", "plans", "enter", "create", "enhance", "improve", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Transaction and the shareholder meetings related thereto; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics, value, portfolio and potential of Equinox Gold post Transaction; the strategic vision for Equinox Gold and expectations regarding production capabilities and the ability of Equinox Gold to successfully advance the Companies' projects post-closing; the accuracy of the pro forma financial position and outlook of the Equinox Gold post-transaction; production guidance; returns to shareholders; ongoing support of shareholders of the Companies; potential re-rating of Equinox Gold post-closing; Equinox Gold's ability to achieve the production, cost and development expectations outlined in the technical reports related to the Valentine, Castle Mountain, Los Filos, Musselwhite, Camino Rojo and South Railroad expansions; the results of the feasibility studies at Valentine, Castle Mountain, and Los Filos; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

The forward-looking statements contained herein include certain material assumptions and estimates regarding the forward-looking statements that, if untrue, could cause actual results, performances or achievements of the Companies to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to the Companies operations, future exchange rates, the Companies' ability to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Transaction; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting the Companies or its respective properties. While Equinox and Orla consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect.

Although Equinox and Orla believe that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Companies can give no assurance that such expectations will prove to be correct. The Companies caution that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this news release. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where Equinox Gold has assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the closing of the Transaction; proposed changes in management and the board of directors; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of Equinox Gold to work productively with its Indigenous and community partners. Additional factors are identified in Equinox's most recently filed Annual Information Form, both for the year ended December 31, 2025, and in its Management's Discussion & Analysis ("MD&A") dated May 6, 2026 for the three months ended March 31, 2026, all of which are available on Equinox's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar; and in Orla's MD&A dated March 19, 2026 and in its most recently filed Annual Information Form, both for the year ended December 31, 2025, and in Orla's MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Companies assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox or Orla updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures. This news release refers to EBITDA (earnings before interest, taxes, depreciation and amortization), free cash flow, and liquidity, which are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their respective operating performance, ability to generate free cash flow from current operations and their overall value. Refer to the "Non-IFRS measures" section of Equinox's MD&A for the three months ended March 31, 2026 and for the year ended December 31, 2025, and the "Non-GAAP measures" section of Orla's MD&A for the three months ended March 31, 2026 and for the year ended December 31, 2025, for a more detailed discussion of these non-IFRS measures and their calculation.

Equinox Gold (CNW Group/Orla Mining Ltd.)

SOURCE Orla Mining Ltd.

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CNW 06:00e 13-MAY-26